Exhibit 12.1

MAGUIRE PROPERTIES, INC.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(Unaudited; in thousands, except ratios)

	Maguire Properties, Inc.					The Predecessor
	For the Year Ended December 31,				Period June 27, 2003 through December 31, 2003	Period January 1, 2003 through June 26, 2003
	2007	2006	2005	2004
Earnings Available for Fixed Charges and Preferred Dividends:
Loss from continuing operations before equity in net loss of unconsolidated joint ventures and minority interests	$(158,834)	$(15,244)	$(24,617)	$37,449	$(40,722)	$(22,522)
Plus fixed charges:
Interest expense (including amortization of loan fees)	233,890	121,927	149,787	64,235	26,206	24,853
Capitalized interest and loan fees	74,619	26,550	15,966	2,647	6,304	16,306
Estimate of interest within rental expense	1,381	418	638	886	266	91

Fixed charges	309,890	148,895	166,391	67,768	32,776	41,250

Plus:
Amortization of capitalized interest	113	—	—	—	—
Amortization of loan fees	17,852	11,134	7,349	6,617	18,116	—
Gain on sale of real estate	—	108,469	—	—	—	—
Distributions from unconsolidated joint ventures	3,570	5,422	—	—	144	1,458
Less:
Capitalized interest and loan fees	(74,619)	(26,550)	(15,966)	(2,647)	(6,304)	(16,306)

Earnings	$97,972	$232,126	$133,157	$109,187	$4,010	$3,880

Combined Fixed Charges and Preferred Dividends:
Fixed charges (from above)	$309,890	$148,895	$166,391	$67,768	$32,776	$41,250
Preferred dividends	19,064	19,064	19,064	17,899	—	—

Combined fixed charges and preferred dividends	$328,954	$167,959	$185,455	$85,667	$32,776	$41,250

Ratio of earnings to combined fixed charges and preferred dividends	0.30	1.38	0.72	1.27	0.12	0.09

Deficiency	$230,982		$52,298		$28,766	$37,370